SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)




                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________



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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Completes $16.3 Million Equity Placement dated April 19, 2005.

                                                                          ITEM 1


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Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Completes $16.3 Million Equity Placement

Tuesday April 19, 7:00 am ET

YAHUD, Israel, April 19 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. ("Magal") (Nasdaq: MAGS; TASE: MAGS) announced that yesterday, after the market was closed, it completed its previously announced registered direct offering of 1,700,000 ordinary shares. The ordinary shares were sold to unaffiliated institutional investors at a purchase price of $9.50 per share and to affiliated investors at a purchase price of $9.92 per share (the closing price of the ordinary shares on the Nasdaq National Market on April 14, 2005) for aggregate gross proceeds of approximately $16.3 million. The affiliated investors that purchased 425,000 shares, are Jacob Even-Ezra, Magal's Chairman of the Board and Chief Executive Officer and Nathan Kirsh, a member of the Board of Directors of the Company and a trustee of the Eurona Foundation that controls Mira Mag Inc, a major shareholder of Magal. Lehman Brothers Inc. acted as the exclusive placement agent for the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. A prospectus supplement and prospectus relating to this transaction may be obtained directly from the company at www.magal-ssl.com or from the U.S. Securities and Exchange Commission at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal has been traded in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001 under the symbol MAGS.



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This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contact:

    Magal Security Systems Ltd.
    Roi Levy
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il

    OR

    GK International
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    Int'l dial: +972-3-607-4717
    E-mail: ehud@gk-biz.com
    kenny@gk-biz.com







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 19, 2005